UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 1)*

Benessere Capital Acquisition Corp.
(Name of Issuer)

Class A Common stock, par value $0.0001 per share (the “Shares”)
(Title of Class of Securities)

08179B103
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08179B103	13G	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSONS Citadel Securities LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON BD; OO

CUSIP No. 08179B103	13G	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSONS Citadel Securities Group LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON PN; HC

CUSIP No. 08179B103	13G	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSONS Citadel Securities GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON OO; HC

CUSIP No. 08179B103	13G	Page 5 of 9 Pages

1.	NAME OF REPORTING PERSONS Kenneth Griffin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON IN; HC

CUSIP No. 08179B103	13G	Page 6 of 9 Pages

Item 1(a).	Name of Issuer:

Benessere Capital Acquisition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3109 Grand Avenue, #440, Miami, FL 33130

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by Citadel Securities LLC (“Citadel Securities”), Citadel Securities Group LP (“CALC4”), Citadel Securities GP LLC (“CSGP”) and Mr. Kenneth Griffin (collectively with Citadel Securities, CALC4 and CSGP, the “Reporting Persons”) with respect to the Shares of the above-named issuer.

Item 2(b).	Address or Principal Business Office or, if none, Residence:

The address of each of the Reporting Persons is Southeast Financial Center, 200 S. Biscayne Blvd., Suite 3300, Miami, Florida 33131.

Item 2(c).	Citizenship:

Each of Citadel Securities and CSGP is organized as a limited liability company under the laws of the State of Delaware. Each of CALC4 is organized as a limited partnership under the laws of the State of Delaware. Mr. Griffin is a U.S. citizen.

Item 2(d).	Title of Class of Securities:

Class A Common stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

08179B103

CUSIP No. 08179B103	13G	Page 7 of 9 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☒	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

	A.	Citadel Securities LLC, Citadel Securities Group LP and Citadel Securities GP LLC

		(a)	Each of Citadel Securities LLC, Citadel Securities Group LP and Citadel Securities GP LLC may be deemed to beneficially own 0 Shares.

		(b)	The number of Shares that each of Citadel Securities LLC, Citadel Securities Group LP and Citadel Securities GP LLC may be deemed to beneficially own constitutes 0.0% of the Shares outstanding.

		(c)	Number of Shares as to which such person has:

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of: 0

CUSIP No. 08179B103	13G	Page 8 of 9 Pages

B.	Kenneth Griffin

	(a)	Mr. Griffin may be deemed to beneficially own 0 Shares.

	(b)	The number of Shares that Mr. Griffin may be deemed to beneficially own constitutes 0.0% of the Shares outstanding.

	(c)	Number of Shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 0

		(ii)	shared power to vote or to direct the vote: 0

		(iii)	sole power to dispose or to direct the disposition of: 0

		(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 08179B103	13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2023.

CITADEL SECURITIES LLC

By:	/s/ Guy Miller
Guy Miller, Authorized Signatory

CITADEL SECURITIES GROUP LP

By:	/s/ Guy Miller
Guy Miller, Authorized Signatory

CITADEL SECURITIES GP LLC

By:	/s/ Guy Miller
Guy Miller, Authorized Signatory

KENNETH GRIFFIN

By:	/s/ Sean McHugh
Sean McHugh, attorney-in-fact*

*	Sean McHugh is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Advisors LLC on Schedule 13G for Gores Holdings VIII, Inc. on March 18, 2022.